Exhibit 99.1

SINA Reports Third Quarter 2018 Unaudited Financial Results

BEIJING, China—November 28, 2018—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2018.

“We are pleased with SINA’s third quarter results. Despite intensified competition and macro headwinds, we delivered healthy growth in both revenues and profitability driven by the continued momentum of Weibo business.” said Charles Chao, Chairman and CEO of SINA.

Third Quarter 2018 Highlights

•          Both net revenues and non-GAAP net revenues increased 26% year-over-year to $557.2 million and $554.6 million, respectively.

•          Advertising revenues increased 33% year-over-year to $483.8 million.

•          Non-advertising revenues were $73.4 million. Non-GAAP non-advertising revenues were $70.8 million.

•          Income from operations increased 6% year-over-year to $127.4 million. Non-GAAP income from operations increased 16% year-over-year to $168.1 million.

•          Net income attributable to SINA was $45.4 million, or $0.62 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $67.7 million, or $0.93 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

Third Quarter 2018 Financial Results

For the third quarter of 2018, SINA reported net revenues of $557.2 million, an increase of 26% compared to $443.1 million for the same period last year. Non-GAAP net revenues for the third quarter of 2018 were $554.6 million, an increase of 26% compared to $440.5 million for the same period last year.

Advertising revenues for the third quarter of 2018 were $483.8 million, an increase of 33% compared to $364.0 million for the same period last year, primarily driven by an increase of $132.5 million, or 48% growth in Weibo advertising and marketing revenues.

Non-advertising revenues for the third quarter of 2018 were $73.4 million, compared to $79.2 million for the same period last year. Non-GAAP non-advertising revenues for the third quarter of 2018 were $70.8 million, compared to $76.6 million for the same period last year. The year over year decline in non-advertising revenues was attributable to our revenue reporting changed from gross basis to net basis, negative currency translation impact as well as lackluster SINA fin-tech businesses due to regulatory headwind. The decrease was partially offset by increase in Weibo value-added service (“VAS”) revenues.

Gross margin for the third quarter of 2018 was 80%, compared to 76% for the same period last year. Advertising gross margin for the third quarter of 2018 was 81%, compared to 76% for the same period last year. The increase in advertising gross margin was mainly resulted from our revenue reporting changed from gross basis to net basis under the new accounting standard adopted. Non-advertising gross margin for the third quarter of 2018 was 71%, flat year over year.

Operating expenses for the third quarter of 2018 totaled $316.0 million, compared to $214.3 million for the same period last year. Apart from the inclusion of marketing expense related to barter transactions recorded under the new accounting standard as illustrated below, the increase in operating expenses was primarily attributable to the step up of sales and marketing expenses for Weibo’s user acquisition, the increase in personnel related costs, as well as goodwill and acquired intangibles impairment charge for non-core business line. Non-GAAP operating expenses for the third quarter of 2018 totaled $276.4 million, compared to $189.7 million for the same period last year.

Income from operations for the third quarter of 2018 was $127.4 million, compared to $120.3 million for the same period last year. Operating margin was 23%, down from 27% for the same period last year. Non-GAAP income from operations for the third quarter of 2018 was $168.1 million, compared to $145.0 million for the same period last year. Non-GAAP operating margin was 30%, down from 33% for the same period last year.

Non-operating income for the third quarter of 2018 was $77.3 million, compared to $11.1 million for the same period last year. Non-operating income for the third quarter of 2018 included (i) a $50.1 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; (ii) a $17.1 million net interest and other income; and (iii) a $10.2 million net earnings from equity-method investments, which is reported one quarter in arrears and is mainly resulted from the earnings pick-up related to the Company’s investment in Tian Ge Interactive Holding Limited. Non-operating income for the third quarter of 2017 included (i) a $10.2 million net gain on sale of and impairment on investments, which is excluded under our non-GAAP measure; (ii) a $11.1 million loss pick-up from equity-method investments, which is accounted for under the equity-method and reported one quarter in arrears, mainly resulting from the loss pick-up from the Company’s investment in Leju Holding Limited; and (iii) a $12.0 million net interest and other income.

Income tax expenses for the third quarter of 2018 were $68.1 million, compared to $24.6 million for the same period last year, largely attributable to the deferred tax liability recognized from the fair value changes of investments. Non-GAAP income tax expenses for the third quarter of 2018 were $27.8 million, compared to $24.8 million for the same period last year.

Net income attributable to SINA’s ordinary shareholders for the third quarter of 2018 was $45.4 million, compared to $49.3 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the third quarter of 2018 was $0.62, compared to $0.66 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the third quarter of 2018 was $67.7 million, compared to $57.7 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the third quarter of 2018 was $0.93, compared to $0.77 for the same period last year.

As of September 30, 2018, SINA’s cash, cash equivalents and short-term investments totaled $2.5 billion, compared to $3.4 billion as of December 31, 2017. The decrease of SINA’s cash, cash equivalents and short-term investments was mainly resulted from continued investment activities and the execution of the Company’s share repurchase program. For the third quarter of 2018, net cash provided by operating activities was $100.8 million, capital expenditures totaled $46.8 million, and depreciation and amortization expenses amounted to $9.9 million.

Financial Impact from New Revenue Guidance

As the Company adopted new revenue guidance ASC Topic 606 on January 1, 2018, results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported under Topic 605 (‘Old Basis’) , which is the Company’s historic accounting method.

The Company’s current period reported results which reflected the impact from the adoption of the new revenue guidance are as follows:

	Three months ended September 30, 2018
		Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)
Net revenues	561,228	(31,490)	27,463	557,201
- Portal	106,459	(5,857)	638	101,240
- Weibo	459,232	(25,886)	26,825	460,171
Cost of revenues	145,305	(31,490)	—	113,815
Operating expenses	285,794	—	30,160	315,954
- Sales and marketing	155,318	—	30,160	185,478
Income from operations	130,129	—	(2,697)	127,432
Gross margin	74.1%			79.6%
Operating margin	23.2%			22.9%

Annual General Meeting

On November 23, 2018, the Company held its annual general meeting of shareholders, where the shareholders re-elected Mr. Yan Wang and Mr. James Jianzhang Liang as directors of the Company and ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2018. The shareholders also approved the adoption of the amended and restated memorandum and articles of association (“MAA”) in substitution for and to the exclusion of the currently effective MAA of the Company.

Business Outlook

In light of macro-economic conditions and regulatory factors, we are revising our fiscal year 2018 net revenue guidance to a range of RMB 14.0 billion to RMB 14.2 billion, or $2.09 billion to $2.12 billion, assuming US dollar and RMB exchange rate of 6.70. It represents a year over year growth rate of 32% to 34% and reflects a 5% to 7% adjustment to the midpoint of the original revenue guidance.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, goodwill impairment, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, and income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 7:10 a.m. — 7:40 a.m. Eastern Time on November 28, 2018 (or 8:10 p.m. — 8:40 p.m. Beijing Time on November 28, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	7479215

A replay of the conference call will be available through morning Eastern Time December 6, 2018. The dial-in number is +61 2 9003 4211. The passcode for the replay is 7479215.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2017 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2018	2017	2018	2018	2017
Net revenues (1):
Advertising	$483,806	$363,958	$454,091	$1,304,978	$887,110
Non-advertising	73,395	79,191	83,269	230,335	193,036
	557,201	443,149	537,360	1,535,313	1,080,146
Cost of revenues (1)(2):
Advertising	92,407	85,757	80,583	256,105	225,636
Non-advertising	21,408	22,814	25,890	72,890	61,831
	113,815	108,571	106,473	328,995	287,467
Gross profit	443,386	334,578	430,887	1,206,318	792,679

Operating expenses:
Sales and marketing (1)(2)	185,478	114,345	183,589	508,754	265,836
Product development (2)	91,545	70,509	83,877	260,559	188,415
General and administrative (2)	28,377	29,443	27,242	89,551	78,502
Goodwill and acquired intangibles impairment	10,554	—	—	10,554	—
	315,954	214,297	294,708	869,418	532,753
Income from operations	127,432	120,281	136,179	336,900	259,926

Non-operating income:
Earning (Loss) from equity method investments, net	10,150	(11,105)	(2,527)	5,851	(13,227)
Gain (Loss) on sale of investments, fair value changes and impairment on investments, net (3)	50,111	10,209	(16,396)	40,941	9,777
Interest and other income, net	17,051	11,994	20,116	54,265	31,452
	77,312	11,098	1,193	101,057	28,002

Income before income taxes	204,744	131,379	137,372	437,957	287,928
Income tax expense	(68,129)	(24,555)	(27,858)	(114,737)	(57,516)

Net income	136,615	106,824	109,514	323,220	230,412
Less: Net income attributable to non-controlling interests	91,176	57,533	74,462	214,035	119,207

Net income attributable to SINA’s ordinary shareholders	$45,439	$49,291	$35,052	$109,185	$111,205

Basic net income per share	$0.66	$0.69	$0.49	$1.55	$1.56
Diluted net income per share (4)	$0.62	$0.66	$0.47	$1.48	$1.48

Shares used in computing basic net income per share	69,332	71,468	71,210	70,653	71,208

Shares used in computing diluted net income per share	71,322	74,213	73,553	72,962	73,924

(1)  On January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective method,which means that prior periods amount will be reported on a historical basis and amounts for 2018 are reported on the new basis. Under the new accounting standard, the main impact to the Company is that it now reports revenue net of value added tax and recognizes revenues and expenses at fair value for advertising barter transactions.

(2) Stock-based compensation in each category:

Cost of revenues	$3,775	$2,776	$2,890	$9,206	$7,112
Sales and marketing	7,414	5,568	6,474	18,768	15,420
Product development	11,205	9,073	7,735	26,427	22,731
General and administrative	9,012	8,410	6,915	23,335	23,940

(3)  The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments other than those accounted for under the equity method, at fair value through earnings.  The Company recognized $120.5 million of net gain from fair value changes in the investments for the three months ended September 30, 2018.  For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.

(4)  Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1,178,966	$1,990,552
Short-term investments	1,349,472	1,381,991
Restricted cash	106,579	216,151
Accounts receivable, net	458,504	285,681
Prepaid expenses and other current assets	415,930	228,238
Subtotal	3,509,451	4,102,613

Property and equipment, net	258,542	262,676
Goodwill and intangible assets, net	248,593	104,207
Long-term investments (1)	1,708,579	1,288,816
Other assets	95,687	57,082
Total assets	$5,820,852	$5,815,394

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$149,535	$130,431
Amount due to customers	106,579	216,151
Accrued expenses and other current liabilities	459,823	446,779
Short-term bank loan	51,306	89,309
Convertible debt	153,085	153,092
Deferred revenues	146,508	134,580
Income taxes payable	106,475	102,458
Subtotal	1,173,311	1,272,800

Convertible debt	883,089	879,983
Long-term deferred revenues	46,261	54,372
Other long-term liabilities	48,178	8,510
Total liabilities	2,150,839	2,215,665

Shareholders’ equity
SINA shareholders’ equity (1)	2,701,822	2,846,842
Non-controlling interests	968,191	752,887
Total shareholders’ equity	3,670,013	3,599,729

Total liabilities and shareholders’ equity	$5,820,852	$5,815,394

(1) The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments other than those investments accounted for under the equity method, at fair value through earnings.  For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. The cumulative impact arising from the adoption was a credit to retained earnings as of January 1, 2018 of $49.0 million.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2018	2017	2018	2018	2017

Net revenues
Portal:
Portal Advertising	$74,533	$87,432	$84,173	$222,838	$225,154
Other	26,707	39,785	30,631	84,112	88,693
Subtotal	101,240	127,217	114,804	306,950	313,847

Weibo:
Advertising and marketing	409,273	276,803	369,942	1,082,164	664,440
Weibo VAS	50,898	43,232	56,647	154,479	108,169
Subtotal	460,171	320,035	426,589	1,236,643	772,609

Elimination	(4,210)	(4,103)	(4,033)	(8,280)	(6,310)
	$557,201	$443,149	$537,360	$1,535,313	$1,080,146

Cost of revenues
Portal:
Portal Advertising	$30,501	$30,502	$28,546	$88,420	$85,631
Other	17,508	19,483	20,146	54,123	46,553
Subtotal	48,009	49,985	48,692	142,543	132,184

Weibo	70,016	62,428	61,790	194,708	159,250

Elimination	(4,210)	(3,842)	(4,009)	(8,256)	(3,967)
	$113,815	$108,571	$106,473	$328,995	$287,467

Gross margin
Portal	53%	61%	58%	54%	58%
Weibo	85%	80%	86%	84%	79%
	80%	76%	80%	79%	73%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2018				September 30, 2017				June 30, 2018
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$483,806			$483,806	$363,958			$363,958	$454,091			$454,091
Non-advertising revenues	73,395	(2,609	)(a)	70,786	79,191	(2,609	)(a)	76,582	83,269	(2,609	)(a)	80,660
Net revenues	$557,201	$(2,609)		$554,592	$443,149	$(2,609)		$440,540	$537,360	$(2,609)		$534,751

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		3,775	(b)			2,776	(b)			2,890	(b)
Gross profit	$443,386	$1,166		$444,552	$334,578	$167		$334,745	$430,887	$281		$431,168

		(27,631	)(b)
		(1,354	)(c)			(23,051	)(b)			(21,124	)(b)
		(10,554	)(d)			(1,538	)(c)			(1,523	)(c)
Operating expenses	$315,954	$(39,539)		$276,415	$214,297	$(24,589)		$189,708	$294,708	$(22,647)		$272,061

		(2,609	)(a)
		31,406	(b)			(2,609	)(a)			(2,609	)(a)
		1,354	(c)			25,827	(b)			24,014	(b)
		10,554	(d)			1,538	(c)			1,523	(c)
Income from operations	$127,432	$40,705		$168,137	$120,281	$24,756		$145,037	$136,179	$22,928		$159,107

		(2,609	)(a)
		31,406	(b)							(2,609	)(a)
		1,354	(c)			(2,609	)(a)			24,014	(b)
		10,554	(d)			25,827	(b)			1,523	(c)
		(6,879	)(e)			1,538	(c)			40	(e)
		(50,111	)(f)			1,474	(e)			16,396	(f)
		(2,845	)(g)			(10,209	)(f)			(8,849	)(g)
		1,035	(h)			(7,391	)(g)			1,035	(h)
		40,311	(i)			(254	)(i)			(85	)(i)
Net income attributable to SINA's ordinary shareholders	$45,439	$22,216		$67,655	$49,291	$8,376		$57,667	$35,052	$31,465		$66,517

Diluted net income per share *	$0.62			$0.93	$0.66			$0.77	$0.47			$0.89

Shares used in computing diluted net income per share	71,322	—		71,322	74,213	—		74,213	73,553	—		73,553

Gross margin - advertising	81%	1%		82%	76%	1%		77%	82%	1%		83%
Gross margin - non-advertising	71%	-1%		70%	71%	-1%		70%	69%	-1%		68%
Operating margin	23%	7%		30%	27%	6%		33%	25%	5%		30%

	Nine months ended
	September 30, 2018				September 30, 2017
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$1,304,978			$1,304,978	$887,110			$887,110
Non-advertising revenues	230,335	(7,827	)(a)	222,508	193,036	(7,827	)(a)	185,209
Net revenues	$1,535,313	$(7,827)		$1,527,486	$1,080,146	$(7,827)		$1,072,319

		(7,827	)(a)			(7,827	)(a)
		9,206	(b)			7,112	(b)
Gross profit	$1,206,318	$1,379		$1,207,697	$792,679	$(715)		$791,964

		(68,530	)(b)
		(4,512	)(c)			(62,091	)(b)
		(10,554	)(d)			(2,920	)(c)
Operating expenses	$869,418	$(83,596)		$785,822	$532,753	$(65,011)		$467,742

		(7,827	)(a)
		77,736	(b)			(7,827	)(a)
		4,512	(c)			69,203	(b)
		10,554	(d)			2,920	(c)
Income from operations	$336,900	$84,975		$421,875	$259,926	$64,296		$324,222

		(7,827	)(a)
		77,736	(b)
		4,512	(c)			(7,827	)(a)
		10,554	(d)			69,203	(b)
		(7,290	)(e)			2,920	(c)
		(40,941	)(f)			1,773	(e)
		(19,877	)(g)			(9,777	)(f)
		3,105	(h)			(20,630	)(g)
		40,247	(i)			1,038	(i)
Net income attributable to SINA’s ordinary shareholders	$109,185	$60,219		$169,404	$111,205	$36,700		$147,905

Diluted net income per share *	$1.48			$2.28	$1.48			$1.97

Shares used in computing diluted net income per share	72,962	—		72,962	73,924	—		73,924

Gross margin - advertising	80%	1%		81%	75%	—		75%
Gross margin - non-advertising	68%	-1%		67%	68%	-1%		67%
Operating margin	22%	6%		28%	24%	6%		30%

(a)         To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)         To exclude stock-based compensation.

(c)          To adjust amortization of intangible assets.

(d)         To exclude goodwill and acquired intangibles impairment

(e)          To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)           To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.

(g)         To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(h)         To exclude the amortization of convertible debt issuance cost.

(i)            To exclude the provision (benefit) for income tax related to item (c) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**

*                 Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	September 30, 2018			September 30, 2017			June 30, 2018
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$674			$1,822			$833
To exclude amortization of intangible assets resulting from business acquisitions		1,079			1,127			1,115
To exclude (gain) loss on disposal and impairment on investments, net		1,245			327			75
To exclude gain resulting from the fair value changes in investments, net		(9,187)			(1,745)			(1,313)
To exclude tax impacts related to amortization of intangible assets		(263)			(166)			(253)
Earning (Loss) from equity method investments, net	$9,723	$(6,452)	$3,271	$(10,996)	$1,365	$(9,631)	$(2,944)	$457	$(2,487)
Share of amortization of equity investments’ intangibles not on their books	364	(364)	—	(130)	130	—	351	(351)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	63	(63)	—	21	(21)	—	66	(66)	—
	$10,150	$(6,879)	$3,271	$(11,105)	$1,474	$(9,631)	$(2,527)	$40	$(2,487)

	Nine months ended
	September 30, 2018			September 30, 2017
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$2,091			$2,878
To exclude amortization of intangible assets resulting from business acquisitions		3,317			2,264
To exclude (gain) loss on disposal and impairment on investments, net		2,989			(1,313)
To exclude gain resulting from the fair value changes in investments, net		(13,839)			(2,343)
To exclude tax impacts related to amortization of intangible assets		(694)			(330)
Earning (Loss) from equity method investments, net	$4,697	$(6,136)	$(1,439)	$(12,610)	$1,156	$(11,454)
Share of amortization of equity investments’ intangibles not on their books	939	(939)	—	(778)	778	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	215	(215)	—	161	(161)	—
	$5,851	$(7,290)	$(1,439)	$(13,227)	$1,773	$(11,454)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.